SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                       UNITED INVESTORS GROWTH PROPERTIES
                                (Name of Issuer)


                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)


                                      None
                                 (CUSIP Number)


                              Christopher K. Davis
                               Everest Properties
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                                 (626) 585-5920
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 6, 2003
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                               (Page 1 of 5 pages)

CUSIP No.            SCHEDULE 13D                             PAGE 2 OF 5 PAGES
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
1                 NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                            Everest Properties, LLC
                            W. Robert Kohorst
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [x]
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
3                 SEC USE ONLY
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
4                 SOURCE OF FUNDS
                           AF
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                            California (entity); United States (person)
----------------- -------------------------------------------------------------
---------------------------- --------------------------------------------------
     NUMBER OF SHARES        7        SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                  14,344 Units
   REPORTING PERSON WITH
                             8        SHARED VOTING POWER

                             9        SOLE DISPOSITIVE POWER
                                            14,344 Units

                             10        SHARED DISPOSITIVE POWER

---------------------------- --------------------------------------------------
----------------- -------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            14,344 Units
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                            [ ]
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               Approximately 36.5%
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
14                TYPE OF REPORTING PERSON
                            OO (limited liability company); IN
----------------- -------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     This Statement relates to the units of limited partnership interest ("Units") of UNITED INVESTORS GROWTH PROPERTIES (the "Partnership"), which has its principal executive offices at 155 N. Lake Ave., Suite 1000, Pasadena, CA 91101, (626) 585-5920.


ITEM 2. IDENTITY AND BACKGROUND.

     (a) The persons filing this statement on Schedule 13D (the "Statement") are Everest Properties, LLC ("Everest Properties") and W. Robert Kohorst (each a "reporting person").

     (b) The business address of each reporting person is 155 North Lake Avenue, Suite 1000, Pasadena, California 91101.

     (c) The principal business of Everest Properties is to invest in limited partnerships such as the Partnership and in other forms of real estate oriented investments. Mr. Kohorst is the Manager, CEO and President of Everest Properties.

     (d) Not applicable.

     (e) Not applicable.

     (f) Everest Properties is a California limited liability company. Mr. Kohorst is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Everest Properties received the Units described in this Statement as a result of a distribution on May 6, 2003, to members by Everest Properties II, LLC, which had purchased the Units on May 1, 2003, with working capital, for $4 per Unit.

ITEM 4. PURPOSE OF TRANSACTION.

     Everest Properties is in the business of investing in limited partnerships such as the Partnership and in other forms of real estate oriented investments. The purchase of Units provides Everest Properties with an opportunity to increase its ownership interest in the Partnership's properties.

     An affiliate of the reporting persons, Everest Properties, Inc., owns the general partner and thereby controls the management of the Partnership. Everest Properties currently intends that it will hold the Units acquired and the Partnership will continue its business and operations substantially as they are currently being conducted. Although the reporting persons have no present intention to do so, they may acquire additional Units or sell Units, including to affiliates. Any acquisition may be made through private purchases, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the prices previously paid for the Units, and may be for cash, limited partnership interests in other partnerships, or other consideration.

     The reporting persons may also buy the Partnership's properties, although they have no present intention to do so. There can be no assurance, however, that the reporting persons will initiate or complete, or will cause the Partnership to initiate or complete, any subsequent transaction during any specific time period or at all. However, the reporting persons expect that, consistent with fiduciary obligations of the general partner of the partnership, the general partner will seek and review opportunities (including opportunities identified by the reporting persons) to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or a combination of the Partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners. If any such transaction is effected by the Partnership and financial benefits accrue to the limited partners of the Partnership, the reporting persons will participate in those benefits to the extent of their ownership of Units. The reporting persons' primary objective in acquiring Units is to generate a profit on the investment represented by those Units.

     The reporting persons do not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; a purchase or sale or transfer of a material amount of the Partnership's assets; any changes in composition of the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization, indebtedness or distribution policy; or any other material changes in the Partnership's structure or business; except that the reporting persons expect and intend that the directors and officers of the Partnership's general partner will be replaced promptly by Everest Properties, Inc., the sole stockholder of the Partnership's general partner.

ITEM 5. INTEREST IN SECURIITIES OF THE ISSUER.

     The information from Items 7-13, inclusive, on the cover page of this Statement and in Item 3 above is incorporated herein by reference. The Units are held of record by Everest Properties; and the manager of Everest Properties is Mr.Kohorst. Pursuant to the Operating Agreement of Everest Properties, Mr. Kohorst possesses the sole power to decide to vote or dispose of the Units.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     (a) Joint Filing Agreement, dated May 14, 2003, among Everest Properties and W. Robert Kohorst.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2002


                              EVEREST PROPERTIES, LLC


                              By:  /s/ W. ROBERT KOHORST
                                   --------------------------
                                   W. Robert Kohorst
                                   Manager



                              /s/ W. ROBERT KOHORST
                              --------------------------
                                W. Robert Kohorst